March 01, 2012

CORRESP.

BY EDGAR

Ms. Suzanne Hayes
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549-0405

RE:      Bank of Chile
            Form 20-F for Fiscal Year Ended December 31, 2010
            Filed April 29, 2011
            File No. 001-15266

            Response to Staff Comment Later dated February 10, 2012

Dear Ms. Hayes:

Bank of Chile (the “Bank”) has received a comment letter dated February 10, 2012 from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning the Company’s annual report on form 20-F for the fiscal year ended December 31, 2010 (the “Form 20-F”).  On behalf of the Company, I advise you as follows regarding your comments noted below:

Form 20-F for Fiscal Year Ended December 31, 2010

General

1.                  We note that you have posted quarterly financial statements on your website that contain additional information regarding your quarterly results beyond that included in your Forms 6-K filed November 18, 2011, August 3, 2011 and May 3, 2011.  Please tell us how you determined this additional information was not required to be furnished on a Form 6-K.

Response

We note the Staff’s comment and after review have determined to commence furnishing our quarterly financial statements –including full notes- on Form 6-K.

2.                  With respect to the opinions filed in response to prior comment two of our letter dated September 7, 2011, please address the following.

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 2

•         The opinion of Carey y Cía. Ltd. is unsigned.  It should also consent to the reference of the firm under “Validity of Securities” in the prospectus.  Please revise.

Response

The legal opinion was originally signed though there seems to have been an error in the Edgarization process of the filing.   We have filed a corrected 6-K/A.

•         The opinions of Carey y Cía. Ltd. and internal counsel should consent to the opinions being incorporated by reference into the registration statement.  Please revise.

Response

The corrected 6K/A includes the corrected incorporation language.

•         We note that the definition of “Generally Applicable law” that appears in U.S. counsel’s opinion limits New York State law to that which “a New York lawyer exercising customary professional diligence would reasonably be expected to recognize as being applicable to the Bank.”  Please have counsel revise the opinion and remove this qualification.

Response

As discussed with Michael Seaman by telephone on February 16th 2012, our U.S. counsel believes that the reference to Generally Applicable Law in such counsel’s opinion fits within the permitted qualifications of Footnote 32 of Staff Legal Bulletin No. 19 as recurring customary practice.  The definition of Generally Applicable Law in the referenced opinion comes from Legal Opinion Principles by the American Bar Association’s Committee on Legal Opinions, 53 Bus.  Law. 831 (May 1998), in particular Part II.B (“An opinion letter covers only law that a lawyer in the jurisdiction whose law is being covered by the opinion letter exercising customary professional diligence would reasonably be expected to recognize as being applicable to the entity, transaction, or agreement to which the opinion letter relates.”)  Part II.D. further explains that “even when they are generally recognized as being directly applicable, some laws (such as securities, tax, and insolvency laws) are understood as a matter of customary practice to be covered only when an opinion refers to them expressly.”

•          Given the assumptions set forth in subparagraphs (i)-(iii) of the opinion of U.S. counsel, please have internal counsel revise the opinion to opine that the registrant is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under Chilean law.

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 3

Response

We have incorporated the requested opinions into the internal counsel opinion and filed it as part of the 6-K/A referenced above.

Risks Relating to our Operations and the Chilean Banking Industry, page 6

Restrictions imposed by banking regulations may restrict our operations..., page 6

3.                  We note your response to prior comment three of our letter dated September 7, 2011.  Please include a draft of your proposed disclosures that clearly identifies new or revised disclosures, as requested in our original comment letter.

Response

We propose to add the following paragraph to the “Restrictions imposed by banking regulations may restrict our operations and thereby adversely affect our financial condition and results of operations” section of Item 3 of our 2011 Form 20-F:

During 2011 the Chilean Congress debated bills regulating insurance commissions related to mortgage loans and maximum legal interest rates for small consumer loans.  The bill regulating interest commissions was published on December 17, 2011, effective as of July 1, 2012.  This new law will impose restrictions and obligations on lenders such as a mandatory bid process for insurance related to mortgages loans to be awarded to the lowest priced-bidder and a general prohibition on any commissions benefiting the lender.  We anticipate that this new regulation once applicable to us (2013) will result in a decrease of revenues from insurance commissions, primarily from individual customers although the impact on us will not be material. As a result we do not propose disclosing the new regulation. The law regulating maximum interest rates has not been adopted and therefore we have not quantified the potential impact on our results of operating.  Nevertheless, if adopted, we expect it to have a negative effect in the entire Chilean banking industry.

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 4

Business Overview, page 18

Residential Mortgage Loans, page 27

4.                  Please refer to previous comment four in our letter dated September 7, 2011.  Please revise your future filings [to] address the following:

•         Your response to the first bullet of previous comment four indicates you will disclose the ratio of other loans secured by real estate guarantees.  For the purposes of clarity and because non-mortgage loans secured by real estate are comprised of more than one class of loans, please disclose the associated dollar amount of loans other than mortgage loans that are secured by real estate as well as the percentage.

Response

As for the data requested by the SEC, in our future filings we will disclose the dollar amount other-than-residential mortgage loans secured by real estate and its percentage. In addition, and as it was mentioned in our previous letter, in future filings we will include the loan-to-value ratio for other-than- residential mortgage loans secured by real estate (as shown and answered in the next bullet point). Therefore, we will disclose the following information in our future filings:

Breakdown of Secured Other than Mortgage Loans

(In Millions of Ch$ (MCh$) and Millions of US$ (MUS$), except percentages)

Type of Secured Other than Mortgage Loans	2010
	MCh$	MUS$(1)%
Consumer Loans	177,634	379.3	59.6%
Credit Lines	39,458	84.2	13.2%
Credit Cards	80,957	172.8	27.2%
Total Secured Other than Mortgage Loans	298,049	636.3	100.0%

(1)   Exchange Rate: Ch$468.37/US$

Note: In our previous letter dated November 23, 2011 we did not include loans related to private-banking and individuals with personal businesses, since those figures were not available. Accordingly, the figures in the table above and the table included in the next bullet point may not match with the previously presented amounts.

•         We note your proposed disclosure regarding the LTV radio to be included in future filings.  The ratio you propose to disclose appears to only consider the non-mortgage loans compares to the total available collateral value.  Since this collateral secures both these loans and mortgage loans, please revise the ratio to include the balance of all loans secured by this collateral, including the associated mortgage balance.

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 5

Response

In our future filings we will include the LTV ratio for both, the non-residential mortgage loans secured by real estate and the LTV ratio for all loans secured by the associated collateral. We will also include the following table with the balance of residential mortgage and other than mortgage loans as of the reported date:

Secured Loans: Balance and Loan-to-Value Ratio

(In Millions of Ch$ (MCh$), except percentages)

Type of Secured Loans	2010
	MCh$	LTV Ratio (1)(2)
Residential Mortgage Loans	2,926,622	58.60%
Other than mortgage loans	298,049	14.41%
Total Secured Loans	3,224,671	64.56%

(1)   Loan-to-Value ratio is computed as the amount of secured loans divided by the value of their associated collateral.

(2)   For other-than-mortgage loans, the LTV ratio is computed as the amount of guarantee in excess (after deducting) of the balance of the associated residential mortgage loans, as those guarantees are initially established in order to secure the residential mortgage loan.

•         Your response indicates that you may write off secured loans earlier than 48 months when you made all efforts for recovering past due loans without success.  Please tell us and revise to discuss how long the foreclosure process typically takes and how you consider shortfalls of collateral value where foreclosure is pending and therefore not yet charged-off in deriving your historical loss rates for similar loans in the pool.  For example, please clarify whether you adjust your historical loss rates for increases in the balance of loans where foreclosure is pending.

Response

Our foreclosure processes comply with the procedures determined by Chilean regulation. However, as we strive to continuously improve our collection processes, we have achieved average terms of 30 months for our foreclosure processes associated with residential mortgage loans.

As for our historical loss rates, we periodically review our collateral pricing models by adjusting the parameters that support them, such as appreciation / depreciation rates, as well as updated recovery and loss rates, based on historical and empirical data.  Thus, we normally revise our collateral pricing models by incorporating updated information from re-appraised assets or foreclosure processes that have been completed by the Bank in the past.

In addition, the valuation of guarantees is based on a prudent approach, which aims to anticipate and cover unexpected reductions in their market price as a result for example of an unforeseen slowdown in the global or local economy, lack of liquidity of real estate assets or decrease in real salaries. Accordingly our collateral pricing models depreciate the value of the guarantee regarding the market value determined by an independent appraiser.  This approach has allowed us to minimize the loss rates, as the value obtained from auctions (if foreclosure applies) generally exceeds the value assigned to the asset as guarantee.

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 6

5.                  Please address the following related to your response to our previous comment five in our letter dated September 7, 2011.  We note that “gross loan loss provision ratio” for residential mortgage with mortgage bonds is nearly double that of the residential mortgage with Mutuos Hipotecarios.  However, it is unclear why the gross loan loss provision ration for these two products is so different.  Please revise your future filings to discuss why this trend is occurring.  Please also discuss any difference between borrowers, loan collateral, etc. that impact these ratios.  We also note from your response that your underwriting practices for loans with greater than 75 percent loan to value are stricter than those with less than 75 percent loan to value.  To the extent this difference in underwriting practices for loans greater than 75 percent affects your residential mortgages with mortgage bonds disproportionately to how it affects your residential mortgages with Mutuos Hipotecarios, please revise to clarify the fact.

Response

First, please note that residential mortgage loans financed with Mortgage Bonds accounted for only US$353 million or 5.6% of our total portfolio of Residential Mortgage Loans as of December 31, 2010.

Also, as we mentioned in our response to Staff Comment Letter dated November 23, 2011, the gross loan loss provisions ratio is greater for loans financed with Mortgage Bonds than for Mutuos Hipotecarios. However, in both cases it is noteworthy the low level of gross loan loss provision ratios either for mutuos hipotecarios (0.12% for 2010) or for mortgage bonds (0.34% for 2010), demonstrating the low risk associated with this credit product, regardless of the funding source.

The difference in ratios of gross loan loss provisions between both portfolios can be attributable to the following factors:

o      The residential mortgage loans financed with Mortgage Finance Bonds have a greater component of loans associated with customers that belong to the low and middle-income segment, which has a higher credit risk than the high-income individuals segment. As of December 31, 2010 the low and middle-income segment represented 22.3% of the portfolio financed with Mortgage Bonds, while it accounted for only 0.8% of the Mutuos Hipotecarios portfolio as of the same date, which explains the difference in credit risk profiles.

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 7

o      Also, the portfolio financed with Mortgage Bonds consists of loans with an average origination date of 10 years while the portfolio of Mutuos Hipotecarios has an average origination date of 3.3 years. This means that - on average - loans financed with mortgage bonds were granted about 10 years ago. This difference is due to customers, as well as banks preference toward Mutuos Hipotecarios because of their flexibility and simplicity, as they permit the financing of up to 100% of the purchase price of the property and are easier to prepay. The difference in origination dates has also implied that Mutuos Hipotecarios have been mainly granted within a better Chilean economic environment that includes a greater per capita GDP, as well as a larger portion of the Chilean population covered by the banking system, all of which has a positive impact on the customers’ credit risk profile and, therefore, partly explains the difference in credit risk between both portfolios.

o      In addition, as we mentioned in our response to Staff Comment Letter dated November 23, 2011, the Mutuos Hipotecarios allow customers to finance up to 100% of the property purchase price.  However, in order to grant residential mortgage loans that finance more than 75% of the real estate value, the Bank demands that customers must comply with additional and tighter requirements, such as longer labor seniority, higher monthly income, a stricter threshold for the ratio of financial burden to monthly income, longer relationship with the Bank, job type (salaried or self-employed) and educational level. Accordingly, a significant portion of the Mutuos Hipotecarios portfolio is associated with tighter credit granting requirements and, therefore, this helps to explain the lower gross loan loss provisions ratios as compared to those loans financed mortgage finance bonds.

In order to improve the definition of the instruments utilized to finance residential mortgage loans, in our future filings we will include the following disclosure in the business section, which currently appears on page 27 in our 2010 20F:

“As of December 31, [2010] residential mortgage loans financed with Mortgage Bonds represented a [5.6%] of our total residential mortgage loan portfolio, while the remaining [94.4%] corresponded to Mutuos Hipotecarios. As of the same date, loans financed with Mortgage Bonds had an average origination date of [10 years] and [22.3%] of these loans were granted by CrediChile. Conversely, Mutuos Hipotecarios portfolio had an average origination date of [3.3 years] and just [0.8%] of these loans were granted by CrediChile. In terms of credit risk, loans financed with Mortgage Bonds, as well as Mutuos Hipotecarios have low gross credit risk ratios of [0.34]% and [0.12]%, respectively, in [2010]. The difference between both ratios is explained by the previously mentioned factors and also by the stricter requirements defined by the Bank in order to grant Mutuos Hipotecarios that finance up to 100% of the property’s purchase price.

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 8

Regarding Mortgage Bonds that finance residential mortgage loans, it is important to mention that the Bank is solely responsible for the payment of that obligation to the mortgage bond holders, regardless the payment behaviour of the residential mortgage borrower. Accordingly, none of our residential mortgage loans serves as a guarantee or collateral for our mortgage bonds.”

Selected Statistical Information, page 55

Foreign Country Outstanding Loans, page 66

6.                  Please refer to our previous comment nine in our letter dated September 7, 2011.  Your response indicates that “[i]f by the end of 2011 the Bank has contingent credits with any of these five countries, it will disclose the information in a table.”  Please confirm to us that you will disclose all unfunded exposures, providing a description of the key terms and any potential limitations of the counterparty being able to draw down on the facilities.  As such, please confirm that you will disclose lines of credit where the facility is cancelable even if the line was available but undrawn at period end.  Refer to the guidance of Section II on Unfunded Exposures in the recently released CF Disclosure Guidance: Topic No. 4 on European Sovereign Debt Exposures.

Response

In our next 20-F, the Bank will disclose all unfunded exposures, including lines of credits where the facility is cancelable even if the line was available but undrawn at period end.

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 9

Classification of Loan Portfolio Based on the Borrower’s Payment Performance, page 70

7.                  We note your response to previous comment 10 of our letter dated September 7, 2011 related to past due data.  In light of the significance of the amounts and for purposes of greater transparency, please address the following regarding your past due presentation here on page 70 as well as elsewhere in your documents as appropriate.

•         Please revise to present past due whole loan data (which reflects the amount of whole loans for which payments are past due) in a tabular format that is at least equal to the prominence given to your presentation of past due data which only includes the principal and interest payments themselves which are contractually past due.  Please similarly address any ratios based on past due data.  Refer to Item III.C.1 of Industry Guide 3.

•           If you continue to present your tables of past due data which only includes the principal and interest payments themselves which are contractually past due together with the tables requested in the preceding bullet, please revise the titles of the line items in these tables to more clearly identify that the data only includes the principal and interest payments that are contractually past due.

•         Clarify to us and in your future filings whether such data including only the principal and interest payments that are contractually past due is being presented because that is the basis you use for reporting to your home country regulators.

Response

In response to the Staff’s comment, in our future annual reports we will present in the table the past due whole loan data as follow:

Classification of Loan Portfolio Based on the Borrower’s Payment Performance

	Domestic Loans
	As of December 31,
	2008	2009	2010	2011

Current	13,143,407	12,548,995	14,007,172
Overdue 1-29 days	88,985	59,888	88,568
Overdue 30-89 days	41,642	25,945	22,853
Overdue 90 days or more ("past due") *	175,415	190,295	172,075
Total Loans	13,449,449	12,825,123	14,290,668

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 10

	Foreign Loans
	As of December 31,
	2008	2009	2010	2011

Current	236,123	366,133	87,327
Overdue 1-29 days	-	-	-
Overdue 30-89 days	-	-	-
Overdue 90 days or more ("past due") *	-	-	-
Total Loans	236,123	366,133	87,327

	Total Loans
	As of December 31,
	2008	2009	2010	2011

Current	13,379,530	12,915,128	14,094,499
Overdue 1-29 days	88,985	59,888	88,568
Overdue 30-89 days	41,642	25,945	22,853
Overdue 90 days or more ("past due") *	175,415	190,295	172,075
Total Loans	13,685,572	13,191,256	14,377,995

*           This amount includes the entire loan balance for which payments are past due.

•         Further, please revise to provide tabular disclosure of the past due full loan amounts in the footnotes to your financial statements pursuant to paragraph 37a and BC55 of IFRS 7.

Response

In our next 20-F, the Bank will include in its financial statements the following tables that comply with IFRS 7 paragraph 37a and BC55:

Past due but not impaired
As of December 31,	Up to 30 days	Over 30 days and up to 60 days	Over 60 days and up to 90 days	Over 90 days and up to 120 days	Over 120 days
2011
2010

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 11

Item 7.  Major Shareholders and Related Party Transactions, page 128

Major Shareholders, page 128

8.                  We note your responses to prior comment 14 of our letter dated September 7, 2011.

•         We reissue the second, third and fourth bullet points of prior comment 14, as you have not responded to these items.

•         How you calculated the percentage ownership of LQ Inversiones Financieras S.A. (LQ).  We note that as the 58.23% owner of SM-Chile S.A., it would appear that LQ beneficially owns all of your shares owned by SM-Chile S.A.

Response

The percentage ownership of LQ Inversiones Financieras S.A., in Sociedad Matriz del Bank of Chile S.A., was calculated by adding the total number of shares of LQ Inversiones Financieras S.A. and Inversiones LQ-SM Limitada in our custody divided by the total number of shares issued by Sociedad Matriz del Bank of Chile S.A., as described in the following table:

		Total of Shares	Percentage
SM Chile SA		12,138,504,795	100.00%

LQ Inv Finan	SM Chile B	5,497,274,771
	SM Chile D	223,364,308	Percentage
		5,720,639,079	47.128%

Inv LQ-SM Ltda	SM Chile A	377,528,973
	SM Chile B	971,080,384	Percentage
		1,348,609,357	11.110%

LQ Inversiones Financieras S.A. plus Inversiones LQ-SM Ltda			Percentage
			58.238%

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 12

•         Whether any other persons or entities may be deemed the beneficial owners of the shares held by SM-Chile S.A.

Response

LQ Inversiones Financieras S.A., holds directly and indirectly 58.23% of the total shares issued by Sociedad Matriz del Bank of Chile S.A.  The remaining 41.77% of the shares are held by 18,672 minority shareholders SM Chile SA.

•         What Inversiones LQ – SM Limitada is and a description of its relationship to the other entities and individuals in the table and footnotes.

Response

Inversiones LQ-SM Limitada is a holding company, whose major shareholder is LQ Inversiones Financieras S.A., holding 99.99% of the shares.  As of its incorporation date (August 26, 2002) we were informed that the company’s total capital was CLP $73,175,029,140.

•         We note that you do not disclose in your Form 20-F that shares held by Sociedad Administradora de la Obligación Subordinada (SAOS) are non-voting shares and that you refer consistently to SAOS as a principal and majority shareholder throughout your filing.  Furthermore, we note that your disclosure on page 128 refers to “each person or entity who is known …to beneficially own more than 5 [percent] of [y]our outstanding share capital or voting power ….”  Emphasis added.  Finally, we note from your disclosure under “Capitalization” on page 137 that you refer only to one class of capital stock with full voting rights.  Please tell us how you will revise your disclosure in future filings to clarify your ownership structure and SAOS’s ownership of your shares.

Response

In response to the Staff's question, we would like to clarify that the shares of Bank of Chile owned by SAOS do posses voting rights.  However, pursuant to the by-laws of both SAOS and SM-CHILE S.A. these voting rights can only be exercised by the shareholders of SM-CHILE S.A., at Bank of Chile shareholder’s meetings. We will clarify in our future filings that the voting power of SM-CHILE S.A., includes the shares owned by SAOS.

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 13

Item 16A.  Audit Committee Financial Expert, page 159

9.                  Regarding your response to prior comment 15 of our letter dated September 7, 2011, we note that your disclosure on page 159 does not include a cross-reference to Mr. Awad’s biography.  Furthermore, even if your disclosure did reference his biography, it is unclear what his relevant experience is for purposes [of] being an audit committee financial expert.  Please provide clarifying disclosure under Item 16A of Form 20-F in future filings.

Response

In response to Staff’s comment, we will add a clarifying cross-reference to Mr. Awad biography located on page 159.  We will also add disclosure under Item 16A in our future Form 20-F filing specifying Mr. Awad’s relevant experience that has lead the Board of Directors to conclude that he is an “audit committee financial expert” pursuant to the Instruction to paragraph (a) of Item 16A as Mr. Awad does posses the relevant financial experience by overseeing the performance of companies with respect to the preparation of financial statements through the tenures mentioned in his biography.

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 14

Consolidated Financial Statements, page 165

Consolidated Statement of Cash Flows, page F-9

10.              Please refer to our previous comment 16 in our letter dated September 7, 2011.  We note that your response regarding the error in the classification of cash flows and your statement that the net effect of the error was not material to the 2010 financial statements.  Please provide us with a materiality analysis that complies with SAB Topic 1M.  In that regard, please separately quantify any errors in the classification of other assets separately from any errors in the classification of other liabilities in order to clearly detail how you computed the net effect of Ch $6,701.

Response

We considered the requirements of SAB Topic 1 M to evaluate this error.  The error resulted in a reclassification of a line in cash flows from investing activities to a line in cash flow from operating activities as required by IAS 7 paragraph 20A.  We concluded that this error was not material to the financial statements as whole.  It resulted in an understatement of operating cash flows and an overstatement of investing cash flows; the misstatement represented approximately 6% of operating cash flows and 5% of investing cash flows.  Also this misstatement represented approximately 0.6% of cash and cash equivalent.  In addition, please note that there was no error in the balance sheet and all these items were appropriately presented in other assets or other liabilities.  Due to the nature of these items, we further note that we believe it is appropriate to present all these items as net figures on the cash flow statement and that no individual item represents a material amount that would provide investors additional meaningful information.

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 15

            As requested, the detail of the net effect of MCh$6,701 is break down as follow:

MCh$
Increase / (Decrease)

Provision for personnel and others	126,841
Other tax liabilities and VAT payable	(35,407)
Account payable	(99,018)
Documents intermediated	17,484
Insurance payments	4,357
Deferred income	3,583
Financial guarantees	5,368
Other	(4,771)
Total Other Liabilities	18,437

MCh$
(Increase) / Decrease

Assets received in lieu of payment	(7,674)
Assets held for leasing	(44,830)
Document intermediated	(13,340)
Other investments	51,450
Pending Transactions	11,210
Prepaid expenses	(2,772)
Notes receivables	(17,735)
VAT Receivable	(3,277)
Others	1,830
Total Other Assets	(25,138)

Net Amount	(6,701)

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 16

2. Summary of Significant Accounting Policies, page F-10

(v) Renegotiated Loans, page F-24

11.              Please refer to your response to previous comment 21 in our letter dated September 7, 2011.  Please address the following:

•         Please tell us and revise your future filings, either here or in management’s discussion and analysis as appropriate, to discuss how you consider redefaults on commercial loan modifications when determining the appropriate amount of allowance for loan losses, particularly in light of the fact that you do not track this information internally.

Response:

As requested by the Staff, we will disclose in future filings the following paragraphs:

The commercial loan renegotiations are always evaluated and approved individually by the credit committee with all the background and history of previous approvals, including financial records, delinquencies or other previous renegotiations of the debtor.  Since almost the entire commercial portfolio is individually provisioned, it is in this approval step of the renegotiation where the level of provision for each debtor is determined.

Among the variables that are considered by the credit committee to establish the level of provisions, is the payment capacity and the collateral coverage. The condition of a new default of a renegotiated credit is considered when the credit committee is establishing the new level of provisions, which in general as a consequence of this higher risk, could increase up to 65% of the loan.

On the other hand, for the portfolio evaluated for provisioning purposes as a group, the models contain past behavior variables, incorporating delinquencies and default prior to renegotiation for six months, recognizing the increased risk and generating a higher level of provisions.  The provision can only be decreased if the renegotiated client has good payment behavior (an overdue less than 30 days), in a period of over seven months.

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 17

•         You state that the most common type of modification is to extend the term of the loan.  For the purposes of identifying known material trends related to your credit risk associated with renegotiated loans, please disclose, either here or in management’s discussion and analysis as appropriate, the percentage of loan modifications that constitute extensions vs. other types of concessions.

Response

As was explained in the letter of November 23, Bank of Chile does not keep track of this type of information in a systematic fashion as the regulator does not require it.  The statement in our letter of November 23 was based on discussions with our credit approval team, always with the participation of the Credit Risk Area of the Corporate Risk Division. Based on this knowledge, we estimate that about 80% of renegotiated loans extend the maturity date, including a new amortization schedule.

Only those borrowers which are considered viable are renegotiated, and that the average term of the commercial credit renegotiated is 38 months, demonstrating the relatively short payment extensions given.

If the debtor is not considered to be financially viable, we proceed to the legal collection of debts.

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 18

10. Loans to customers, net, page F-60

12.              Please refer to your response to previous comment 26 in our letter dated September 7, 2011.  We note your response that the mortgage loans do not constitute a guarantee for the mortgage finance bonds; however it remains unclear in your disclosure to what extent you hold any mortgage loans that serve as collateral for the mortgage finance bonds.  Please quantify the amount of mortgage loans that serve as collateral for mortgage finance bonds.  Refer to paragraph 14 of IFRS 7.

Response

As we mentioned in our response to Staff Comment Letter dated November 23, 2011, we confirm that our mortgage loans financed with mortgage bonds do not constitute a guarantee for the latter. In fact, the Bank is the only responsible for the payments of mortgage bonds to the mortgage bond holders regardless the payment behavior of the residential mortgage borrower. The payment of the mortgage bonds is a Bank’s obligation.  However, it is noted that Chilean General Banking Law, in case of insolvency and liquidation of the issuer bank, provides for a mandatory bid process for the mortgage loans’ portfolio financed with mortgage bonds in order to transfer the whole portfolio to another solvent bank.

Based on the mentioned above, we can state that none of our residential mortgage loans serves as collateral for the mortgage bonds and, therefore, our residential mortgage loans should not be reported as guarantees in accordance to the paragraph 14 of IFRS7.

In order to improve the definition of the instruments utilized to finance residential mortgage loans, in our future filings we will include the following disclosure in the business section, which currently appears on page 27 in our 2010 20F:

“As of December 31, [2010] residential mortgage loans financed with Mortgage Bonds represented a [5.6%] of our total residential mortgage loan portfolio, while the remaining [94.4%] corresponded to Mutuos Hipotecarios. As of the same date, loans financed with Mortgage Bonds had an average origination date of [10 years] and [22.3%] of these loans were granted by CrediChile. Conversely, Mutuos Hipotecarios portfolio had an average origination date of [3.3 years] and just [0.8%] of these loans were granted by CrediChile. In terms of credit risk, loans financed with Mortgage Bonds, as well as Mutuos Hipotecarios have low gross credit risk ratios of [0.34]% and [0.12]%, respectively, in [2010].  The difference between both ratios is explained by the previously mentioned factors and also by the stricter requirements defined by the Bank in order to grant Mutuos Hipotecarios that finance up to 100% of the property’s purchase price.

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 19

Regarding Mortgage Bonds that finance residential mortgage loans, it is important to mention that the Bank is solely responsible for the payment of that obligation to the mortgage bond holders, regardless the payment behaviour of the residential mortgage borrower. Accordingly, none of our residential mortgage loans serves as a guarantee or collateral for our mortgage bonds.”

13. Intangible Assets, page F-60

13.              Please refer to previous comment 28 in our letter dated September 7, 2011.  You state in your response that the “other” line item in your reconciliation of the activity in your intangible assets related to a minor reclassification between fixed assets and intangible amount to Ch$ 587 million.  Please address the following:

•         For some classes of intangible assets, these adjustments appear to be significant.  For example, Ch$ 18,118 million adjustments for software and computer programs which appears to be significant compared to the beginning balance of Ch$ 68,505.  Please provide additional detail regarding these reclassifications.

Response

In 2010, the Bank reclassified certain intangible assets included in software to fixed assets (specifically included in software category) because it determined that these assets had been incorrectly classified as software.  However, we do not believe this reclassification is material to the financials statements because intangible assets represent only 0.48% of the Bank’s total assets.

•         Please tell us whether you believe these reclassifications constitute a correction of an error or a change in estimate.  If either is true, please provide the disclosures required by paragraphs 39 and 40 or paragraph 49 of IAS 8, as applicable.

Response

Please refer to the answer to the question above.  The Bank determined that these reclassifications constitute a correction of an error but it was immaterial and no disclosures are required.

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 20

38. Fair Value of Financial Assets and Liabilities, page F-94

14.              Please refer to our previous comment 34 in our letter September 7, 2011.  We note your response regarding transfers between levels one, two and three in the fair value hierarchy.  However, please revise your future filings to disclose which valuation models you use for each asset class, i.e. investment securities, loans, derivatives, etc.  Refer to paragraph 27 of IFRS 7.

Response

As requested by the Staff, we will disclose in future filings the following paragraphs to complement the information already disclosed in Note 38 “Fair Value of Financial Assets and Liabilities” of our financial statements:

All ﬁnancial assets and ﬁnancial liabilities, as is established in IAS 39, including derivatives, loans, borrowings, receivables and payables, and equity investments in other entities, are required to be classiﬁed into one of the following five categories; (1) Held for Trading and Derivatives, (2) Loans and Receivables, (3) Held to Maturity investments, (4) Available for Sale assets and (5) other financial liabilities.  Each one of these categories has to be measured at Fair Value (1,4) or Amortized Cost (2,3,5).

To reflect the fair value of each financial instrument we use as a primary data source, over-the-counter and exchange information systems commonly used worldwide, such as Bloomberg. These systems provide market prices, bid and offer, and relevant information from the relevant markets about each asset and liability class.  As a complement, we use data from specialized Chilean and international brokerage firms. This process allows us to determine on a daily basis all the necessary inputs for valuation: foreign exchange rates, yields to maturity, discount rates, volatility, among others.

All financial instruments are periodically valued using the average closing prices/rates between asks and bids. These valuations, except for options, are performed calculating the Net Present Value (NPV) for each component of each instrument, trough discounted cash flows, using appropriate zero coupon rate curves for discounting every cash flows in any particular currency. Options are valued according to well known financial models such as Black-Scholes-Merton.

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 21

Form 6-K Furnished February 1, 2012

Key Yearly Figures

15.  Please tell us and revise your future filings to provide greater detail about the line item for “Countercyclical Provisions” amounting to Ch$ 24,052 million for 2011 as a reconciling item from your gross Provisions established to your Provisions for Loan Losses of Ch$ 124,840 million.  Clearly identify where the countercyclical provisions are reported on the face of your Statement of Net Income.

Response

Our 2011 4Q and Year End Quarterly Press Release (furnished on form 6K) as well as all other quarterly releases are prepared in accordance with the generally accepted accounting principles in Chile (Chilean GAAP) as supplemented by the applicable rules of the Superintendencia de Bancos e Instituciones Financieras de Chile (Superintendency of Banks).

This Superintendency of Banks permits the Bank to establish countercyclical or additional provisions based on the application of the Bank’s portfolio evaluation models, in order to take shelter it from risks associated with unexpected economic fluctuations that may affect the macroeconomic environment or the situation of a specific economic sector.

Accordingly, in our quarterly press release which we furnish on Form 6-K, the countercyclical or additional provisions constitute part of our provisions for loan losses. Thus, the line item ‘provisions for loan losses’ (explained on page 5 of our quarterly 6-K) consists of provisions for loan losses established for the period, provisions for financial guarantees (associated with contingent credits and loans advanced to banks), countercyclical or additional provisions and recoveries.  All of these items totaled Ch$124,840 billion in 2011.  As for our balance sheet, the countercyclical or additional provisions are recognized as a liability within the ‘Other Provisions’ line item.

Our financial statements are presented in accordance with IFRS in our Form 20-F and therefore the countercyclical or additional provisions are reversed as part of the adjustments required to present our net income and financial position under IFRS since such additional provisions do not comply with IAS 37 and IAS 39. In our future submissions of quarterly financial information on From 6-K, we will clearly label such financial information as being prepared in accordance with Chilean GAAP, which differs from IFRS.

******

Ms. Suzanne Hayes
United States Securities and Exchange Commission, Page 22

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at 56-2-6535150, or Miguel Angel Bozo at 56-2-6535154, or the Company’s U.S. counsel, Antonia Stolper of Shearman & Sterling LLP, at (212) 848-5009.

Very truly yours,

/s/ Pedro Samhan E.
Chief Financial Officer

cc:        Arturo Tagle – Chief Executive Officer – Bank of Chile

            Pablo Mejia – Investor Relations – Bank of Chile